Exhibit (a)(9)

        LEX-WIN ACQUISITION LLC
Two Jericho Plaza
Wing A—Suite 111
Jericho, New York 11753

June 12, 2007

Dear Wells' Stockholders:

        You recently should have received an Offer to Purchase, Letter of Transmittal and other related materials from us relating to our offer to purchase shares of common stock of Wells Real Estate Investment Trust, Inc. ("Wells" or the "Company"). We are delighted to advise you of certain enhancements to our offer.

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  First, we have increased our purchase price from $9.00 per share to $9.30 per share. Please note that our purchase price will NOT be reduced by the $.1467 dividend to be paid on shares which was recently announced by the Company.

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  Second, we have increased the number of shares we will purchase from 25,000,000 to 45,000,000.

        We would again like to highlight certain information about our offer for your consideration:

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  Our Offer Price is higher than the Company's actual $8.59 net asset value resulting from the dilution caused by the Company's recently completed internalization merger (the "Internalization Merger") to the $8.93 net asset value described in the Company's Definitive Proxy Statement on Schedule 14A filed February 27, 2007 (the "Proxy Statement").

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  Our offer price is higher than the $8.38 per share price last offered by the Company for the redemption of shares under its share redemption program which was again suspended on April 20, 2007.

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  Our offer price is higher than the $7.85 per share price offered by Madison Investment Trust Series 79 in its recent tender offer and the subsequent $8.50 per share price offered in the current Madison Offer.

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  You will no longer be subject to the extensive risks detailed in the Proxy Statement (pp 26-33) and the Company's June 8, 2007 letter, relating to the recently completed Internalization Merger including, without limitation, immediate dilution of your shares, substantial conflicts of interest, decreases in net income per share and possible reduction in dividend levels, if your shares are acquired by us.

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  The elimination of the continuing risk to your share value created by future related and/or self-dealing transactions by management if your shares are acquired by us.

        We want to address some of the reasons given by the Company's self-serving Board in their recommendation against our offer:

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  Uncertainty as to the amount that we will pay to you for your shares. Let us be clear, we will not reduce the amount to be paid to you by any dividends paid from normal operation income, including the most recently declared $.1467 per share dividend. Only dividends resulting from the sale, refinancing, condemnation or casualty of assets or new corporate borrowings, declared and paid, would reduce the amount to be paid by us.

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  Conditionality as to the nature of our offer. As management should be aware, these terms are customary in all tender offers and relate solely to events outside of our control. But more to the point, our affiliates have initiated over 200 tender offers over the past 13 years. In each instance, persons who tendered their interests have been paid the full amount promised without deduction or delay.

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  Opportunistic Nature of our offer. While we are uncertain as to the meaning of this allegation, we are certain that there is no better example of opportunistic conduct than management's recent award to itself of multimillion dollar employment contracts replete with the issuance of hundreds of thousands of shares of Company stock and golden parachute awards. We further note that you are permitted to tender all or a portion of your shares in our offer, thereby affording you an opportunity to both receive current cash for a relatively illiquid investment as well as retain an interest in the Company.

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  Continuing confusion over management's representation of current net asset value. It appears that grade school mathematics is not management's strong suit. Apparently, they are unable to grasp the concept that if net asset value is $8.93 per share when there are 465,880,187 shares outstanding then net asset value becomes $8.59 when you dilute shareholders by issuing 19,568,641 additional new shares. The continuing failure of management to recognize this point is at best an embarrassment and at worst intentionally misleading and disingenuous.

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  Continuing confusion redux. We are perplexed with the Board's position that our prior $9.00 per share offer (which has since been increased to $9.30) was inadequate when on April 16, 2007 a value of $8.95 per share was more than fair when 19,568,641 new shares were issued to Leo Wells for his short-term terminable advisory contract. Either the board should acknowledge the adequacy of our offer, as increased, or seek to recover from Mr. Wells the excess shares paid to him.

        In considering our offer, bear in mind that the recommendation not to tender comes from a Board which is currently being sued in Federal District Court for, among other things, failure to provide you with full disclosure in connection with the Internalization Merger, various Federal securities law violations and breach of fiduciary duty.

        Our previously provided Letter of Transmittal should still be used to tender your shares. You will automatically receive the increased price upon acceptance of your tender. Accordingly, to accept our offer, complete the enclosed Letter of Transmittal on BLUE paper and return it to Mellon Investor Services, LLC, the depositary for our offer, prior to 5:00 p.m. eastern time on June 27, 2007.

        If you have any questions regarding the offer or need assistance in tendering your shares, please contact MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 (call collect) or Toll Free (800) 322-2885.

                                                                         Sincerely,

                                                                         Lex-Win Acquisition LLC